Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated December 3, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: December 4, 2014

Exhibit 99.1

WuXi PharmaTech Subsidiary Submits Application to the National Equities Exchange and Quotations in China to List on the New Third Board

SHANGHAI, December 3, 2014 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology and medical device industries, announced today that its wholly owned subsidiary SynTheAll Pharmaceutical Co. Ltd. (“STA”) has submitted an application to the National Equities Exchange and Quotations (“NEEQ”) in China to list on the New Third Board, the over-the-counter (OTC) stock exchange in China.

STA provides process chemistry services and manufactures small-molecule advanced intermediates and APIs for customer use in preclinical and clinical trials and for marketed small-molecule drugs. Its operations are located in the Waigaoqiao Free Trade Zone and Jinshan, both in Shanghai, and in Changzhou. STA does not include WuXi’s biologics manufacturing business. STA recorded revenues of $142.1 million for full-year 2013 and of $127.9 million for the first nine months of 2014. STA is significantly more capital intensive than WuXi’s laboratory services business and is in the process of building new facilities in Changzhou to increase its production capacity. STA filed this application to list on the New Third Board to allow the flexibility to raise capital eventually from the Chinese capital markets to fund future growth.

China is undergoing capital market reform. The New Third Board was established by the State Council in January 2013 as a national OTC stock exchange to supplement trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. China’s GEM exchanges provide for trading of stocks of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges. The New Third Board provides a pricing mechanism for valuing a company’s stock. As of November 25, 2014, there were 1,350 companies listed on the New Third Board and 732 companies with applications in the review process for listing on the New Third Board. Policies are currently expected to be introduced in mid-2015 to enable NEEQ-registered companies to transfer to the GEM exchanges. WuXi does not currently plan to issue STA stock to the public immediately upon listing on the New Third Board.

There can be no assurances that STA will be registered on the New Third Board or that any IPO will occur. Any IPO and registration/listing of STA in China is subject to, among other things, market and business conditions, adoption of appropriate rules by the China Securities Regulatory Commission and the applicable stock exchanges, and STA satisfying these rules and other registration/listing and offering requirements.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec.

For more information, please contact:

Ronald Aldridge

Director of Investor Relations

+1 (201) 585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Director of Corporate Communications

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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